SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 5, 2004 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Communications announces continued strong growth in customer base, revenue, earnings and free cash flow

Calgary, Alberta, April 2nd, 2004 — Shaw Communications Inc. today announced increased revenue, operating income before amortization, net income and free cash flow for the quarter ended February 29, 2004 over the comparable quarter last year. Moreover, the satellite division reached a significant milestone with the achievement of positive free cash flow on a run-rate basis in the month of February. Further, the Company recorded its second consecutive quarter of profitability with net income of $17.1 million. Earnings per share for the quarter improved to $0.03 compared to a loss of $0.13 for the same quarter last year and $0.07 for the first six months compared to a loss of $0.25 for the first half last year.

In commenting on the results, Jim Shaw, Chief Executive Officer said, “We continue to achieve new milestones. Last year we achieved positive free cash flow on a consolidated basis; in the first quarter of this year we posted positive net income for the first time in three years; and this quarter the satellite division delivered positive free cash flow on a run-rate basis for the first time,” said Jim Shaw, Chief Executive Officer of Shaw.

Excluding the US cable systems sold on June 30, 2003, consolidated revenue improved 5.3% over the comparative quarter and year to date period. Again, excluding the effects of the US cable sale, consolidated operating income before amortization increased by 16.4% and 20.1% respectively. Consolidated revenue, including the US cable systems, increased by 1.8% to $530.7 million over the comparable quarter last year and first half revenue of $1,052.6 million was 1.7% higher than the first half of last year.

“Management’s focus on growing our customer base, improving our service levels and improving our product offering and bundling strategies led to strong top line revenue results. This revenue growth, combined with cost containment measures, resulted in another quarter of solid double-digit operating income growth,” said Mr. Shaw.

Cash flow from operations for the quarter was $161.8 million or $0.66 per share compared to $127.4 million or $0.51 per share in the same quarter last year, an increase of 27.0%. On a year to date basis the cash flow from operations was $324.5 million or $1.32 per share compared to $240.3 million or $0.95 per share, representing an increase of 35.0%.

Quarterly and year to date consolidated net free cash flow of $83.0 million and $148.8 million represent significant improvements over $10.1 million and negative $3.8 million for the respective periods last year.

“Our management team and staff continue to achieve the performance targets set for them,” said Mr. Shaw. “Their dedication, creativity and focus on the customer have delivered impressive free cash flow growth for the first half which clearly puts us on track to deliver our targeted free cash flow of $275 million,” said Mr. Shaw.

Customer growth continued in the second quarter. Internet customers grew by 35,305 and digital customers grew by 15,778 while basic cable service customers remained relatively constant which is consistent with seasonal trends. The DTH division has put the customer service issues of the first quarter behind them as evidenced by the growth of 6,483 customers in the second quarter. This growth was achieved during a quarter when price increases were implemented on most of the DTH programming packages.

“We stuck to the basics of providing our customers exceptional service and value through bundling of products resulting in approximately 41% of our customers taking advantage of some bundle of Shaw products and services. This attention to customer preference and the savings associated with buying bundled services has once again translated into solid customer growth,” said Jim Shaw.

The satellite division improved free cash flow to negative $1.1 million compared to negative $33.7 million for the same quarter last year. Operating income before amortization increased by 77.3% and 78.4% over the same quarter and six month period last year.

“The satellite division reached a significant turning point with the achievement of free cash flow on a run-rate basis during the quarter. We are extremely pleased to see our hard work and investment in satellite begin to achieve positive free cash flow” said Jim Shaw.

Shaw Communications Inc. repurchased, during the quarter, 1,003,000 Class B Non-Voting shares at an average of $19.99 per share in accordance with a normal course issuer bid for a total year to date repurchase of 2,096,500 at an average price of $19.97.

The Board of Directors increased the quarterly dividend by $0.02 for the Class A Participating Shares and Class B Non-Voting Participating Shares effective March 31, 2004. The Class A Participating Share dividend and the Class B Non-Voting Participating Share dividend will now be $0.04875 and $0.05 on a quarterly basis and $0.195 and $0.20 respectively on an annual basis.

During the quarter, Shaw registered with the CRTC as a Competitive Local Exchange Carrier (“CLEC”). CLEC status will entitle Shaw to interconnect with incumbent telephone companies and long distance providers on an equal basis. In addition, as a registered CLEC, Shaw will be able to provide E911 service, local number portability (giving customers the ability to port their existing telephone number), access to new telephone numbers and a variety of other traditional telephone functions such as caller ID, call waiting and call forwarding. This is an important step in the development of our voice-over-IP (“VOIP”) strategy.

“Our team is fully engaged in developing, planning and implementing our voice product. We remain very excited about the prospects of offering our customers the “triple play” bundle of voice, video and data,” said Mr. Shaw.

“2003 was an outstanding year for Shaw in achieving positive free cash flow — and 2004 has started off well and shows even greater potential. No matter how you look at our businesses, we’re producing solid, balanced growth. Our basic cable customer base as well as our digital, Internet and DTH subscriber base is growing. We’ve achieved solid growth rates in revenue, EBITDA and free cash flow both in our cable and satellite operations and on a consolidated basis, we are profitable. Overall, our traditional lines of business remain strong while VOIP presents exciting growth prospects,” concluded Mr. Shaw.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 index. (Symbol: TSX – SJR.B, NYSE – SJR)

For further information, please contact:

R.D. Rogers
Senior V.P., Chief Financial Officer
Shaw Communications Inc.
403-750-4500

SHAREHOLDERS REPORT
SECOND QUARTER ENDING FEBRUARY 29, 2004

SELECTED FINANCIAL HIGHLIGHTS
CONSOLIDATED RESULTS OF OPERATIONS
SECOND QUARTER ENDING FEBRUARY 29, 2004

	Three months ended			Six months ended

	February 29,	February 28,	Change	February 29,	February 28,	Change
	2004	2003	%	2004	2003	%

($000’s Cdn. except per share amounts)
Operations:
Revenue	530,701	521,379	1.8	1,052,568	1,034,762	1.7
Operating income before amortization(1)	224,864	200,251	12.3	450,527	389,300	15.7
Cash flow from operations	161,788	127,427	27.0	324,466	240,287	35.0
Net income (loss)	17,086	(19,747)	186.5	37,015	(38,732)	195.6
Per share data:
Cash flow per share – basic(2)(3)	$0.66	$0.51		$1.32	$0.95
Earnings (loss) per share – basic and diluted(2)	$0.03	($0.13)		$0.07	($0.25)
Weighted average participating shares outstanding during period (000’s)	230,286	231,848		231,042	231,848

(1)	Operating income before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Operating income before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other issuers.

(2)	After deducting entitlements on the equity instruments, net of income taxes, amounting to $10,271 or $0.04 per share [2003 — $9,908 or $0.04 per share] and $19,926 or $0.09 per share [2003 — $20,051 or $0.09 per share] for the quarter and year to date respectively.

(3)	Cash flow per share is presented because it provides a measure of the maximum potential distribution to shareholders on a per share basis. It is calculated by dividing cash flow from operations as presented in the Consolidated Statements of Cash Flows adjusted for (2) above, divided by the weighted average number of participating shares outstanding during the period. Cash flow per share is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to earnings per share or any other measure of performance as required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other issuers.

Shaw Communications Inc.

OPERATING HIGHLIGHTS

•	Consolidated free cash flow was $83.0 million in the second quarter compared to free cash flow of $10.1 million in the same quarter last year.

•	Cable division free cash flow was $84.1 million compared to $43.7 million in the same quarter last year.

•	The satellite division reached a significant milestone by becoming free cash flow positive on a run rate basis in the second quarter. This reduced divisional negative free cash flow from $33.7 million in the second quarter last year to $1.1 million this quarter.

•	The digital and Internet customer base continued to grow in the second quarter with increases of 15,778 and 35,305 respectively. Consistent with seasonal trends, the basic cable customer base remained stable during the quarter at 2,073,699 with year to date growth of 21,780. DTH customers increased by 6,483 during the second quarter. Bundling services for customers continues to grow with approximately 41% of customers now subscribing to a bundled service. This reduces churn and builds longer term relationships with customers.

•	Net income was $17.1 million for the quarter compared with a loss of $19.7 million for the same quarter last year. This is the second consecutive quarter that the Company generated positive net income.

•	Earnings per share was $0.03 compared with a loss of $0.13 for the same quarter last year.

•	Shaw repurchased 1,003,000 Class B Non-Voting Shares at an average cost of $19.99 per share pursuant to a normal course issuer bid in the second quarter.

Shaw continued its growth in free cash flow with steady and disciplined growth of its customer base in the second quarter of 2004. Shaw expects to meet its consolidated free cash flow guidance target of $275 million.

Our pipeline of product and service innovation remains strong, our operating plans are solid, and our staff continue to deliver outstanding performances. Shaw continues to perform as a top broadband service provider, with a diverse product portfolio, powerful distribution systems, and a deep understanding of its customers.

We expect all our businesses will leverage these competitive advantages to deliver on their 2004 plans.

JR Shaw Executive Chair	Jim Shaw Chief Executive Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FEBRUARY 29, 2004

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following should also be read in conjunction with the Management’s Discussion and Analysis included in the Company’s August 31, 2003 Annual Report and Financial Statements and the Notes thereto.

Consolidated Overview

Consolidated revenue increased by 1.8% over the same quarter last year and by 1.7% on a year to date basis. Excluding the US cable systems which were sold effective June 30, 2003, consolidated revenue improved 5.3% over the same quarter and six-month period last year. Revenue growth resulted from the continued growth in customer base, rate increases, and increased sales of additional services, such as digital, high-definition television (“HDTV”) and increased Video-on-Demand (“VOD”) offerings.

Operating income before amortization in both the three and six months ended February 29, 2004 increased 12.3% and 15.7% respectively compared to the same periods last year. During the quarter the Company settled a legal suit in respect of an alleged breach of contract terms. The amount of the settlement in excess of the Company’s provision thereto of $6.5 million was expensed in the current quarter. Excluding the US cable systems, the litigation settlement in the current year and the satellite restructuring charge in the prior year, the increase in operating income before amortization was 19.8% and 20.2% for the three and six months ended respectively. The increase in operating income resulted from a continued successful effort to grow revenue, save costs and restructure all divisions. Cash flow from operations increased by 27.0% and 35.0% for the comparative three and six-month periods due to increased operating income before amortization and reduced interest expense.

Net income was $17.1 million and $37.0 million for the three and six months ended February 29, 2004 compared to a loss of $19.7 million and $38.7 million for the same periods last year. The increase in net income of $36.8 million in the second quarter was primarily the result of an increase in operating income before amortization of $24.6 million and decreased interest expense of $11.0 million. Likewise the increase in net income of $75.7 million for the six-month period is principally due to increased operating income before amortization and decreased interest expense of $61.2 million and $22.1 million respectively.

Reclassifications and Recent Canadian Accounting Pronouncements

As more fully describe in Note 1 to the Consolidated Financial Statements, the Company reclassified its DTH customer premise equipment sold to retailers not yet activated, net of working capital, to deferred charges. The balance sheet reclassification has no impact on earnings.

Shaw Communications Inc.

Also described in Note 1 to the Consolidated Financial Statements are new accounting principles that the Company will be required to adopt in future periods starting as early as the third quarter of 2004.

Cable

FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended

	February 29,	February 28,	Change	February 29,	February 28,	Change
	2004	2003	%	2004	2003	%

($000’s Cdn)
Revenue (third party)(1)	376,423	373,341	0.8	747,645	741,363	0.8

Operating income before amortization(2)	195,740	180,172	8.6	388,511	355,753	9.2
Less:
Interest	43,416	48,602	(10.7)	87,417	97,428	(10.3)
Entitlements on equity instruments, net of current taxes	10,271	9,908	3.7	19,926	20,051	(0.6)
Cash taxes on net income	7,108	8,450	(15.9)	15,360	17,669	(13.1)

Cash flow before the following:	134,945	113,212	19.2	265,808	220,605	20.5

Capital expenditures and equipment subsidies:
New housing development	12,258	21,451	(42.9)	30,256	46,698	(35.2)
Success based	12,202	23,373	(47.8)	24,813	48,497	(48.8)
Upgrades and enhancement	23,194	16,164	43.5	40,921	34,187	19.7
Replacement	1,178	3,574	(67.0)	5,082	7,780	(34.7)
Buildings/other	1,989	4,908	(59.5)	4,236	11,469	(63.1)

Total as per Note 2 to the Consolidated Financial Statements	50,821	69,470	(26.8)	105,308	148,631	(29.1)

Free cash flow(3)	84,124	43,742	92.3	160,500	71,974	123.0

Operating margin	52.0%	48.3%	3.7	52.0%	48.0%	4.0

(1)	Includes equipment revenue on the sale of DCT and modem equipment of $6,826 [2003 – $6,497] and $14,810 [2003 – $14,196] for the three and six months ended February 29, 2004 respectively.

(2)	Operating income before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Operating income before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other issuers.

(3)	Free cash flow is presented because it is an indicator of a company’s ability to repay debt. Free cash flow is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other issuers.

Shaw Communications Inc.

HIGHLIGHTS FOR THE QUARTER

•	Cable generated free cash flow of $84.1 million in the second quarter compared to $43.7 million last year and $76.4 million in the first quarter of the current year.

•	During the quarter, Shaw introduced High Definition television (HDTV) services in central and Northern Vancouver Island, Duncan, Cowichan Valley, Thompson Okanagan, Chilliwack region and Winnipeg.

•	During February, Shaw started to apply rate increases of $1 to $2 per month on most of its packages in most of its service areas. The increases are expected to generate additional monthly revenue of approximately $1.5 million when fully implemented by the end of May 2004.

Cable revenue increased 0.8% over the same quarter last year and on a year to date basis. Excluding the US cable systems sold on June 30, 2003, cable revenue increased 5.8% and 5.9% for the three and six months respectively. This was due to rate increases and customer growth in all areas. Operating income before amortization increased by 8.6% and 9.2% respectively. Excluding the US cable systems, operating income before amortization increased by 13.1% and 13.7% for the three and six months respectively. A combination of revenue growth and cost reduction programs, including decreased bandwidth costs in the Big Pipe division, accounted for the improvement. The Big Pipe division has reduced bandwidth costs by approximately two-thirds over the last two years by serving as the primary Internet backbone for Shaw’s broadband Internet customers and through the development of over 400 peering relationships throughout North America.

Recently Shaw successfully negotiated four-year renewals for five of its technical bargaining units in the Lower Mainland. The TWU agreements for Vancouver and Surrey expire March 23rd 2008, and the IBW agreements for North Vancouver, White Rock and Fraser expire May 2009. These bargaining units represent approximately 300 technical employees in their regions. The successful extension of these labour contracts will facilitate Shaw’s continued delivery of exceptional customer service and will be key in ensuring the smooth deployment of new services, such as VOIP and ongoing maintenance and upgrade activity.

Capital expenditures decreased 26.8% over the same quarter last year as a result of lower spending in all major categories, with the exception of increased spending of $7.0 million in upgrades and enhancements, which is in line with our plans for fiscal 2004. Shaw is now in the process of upgrading its plant to 860 MHz from the current 550/750 MHz capacity. The increase in plant capacity will accommodate future growth of Shaw’s VOD, HDTV and multimedia offerings. The upgrade activity is currently focused in Vancouver. We anticipate that we will complete the upgrade to 860 MHz over four years while maintaining current levels of capital expenditure spending. Success-based capital spending decreased as a result of the strengthening of the Canadian dollar and due to the lower unit cost of the DOCSISTM 2.0 modems deployed in Vancouver, Calgary, Edmonton and Winnipeg. By the end of fiscal 2004, 90% of our systems will be DOCSISTM compliant. New housing development and replacement capital spending decreased $9.2 million and $2.4 million respectively as a result of the divestment of the US cable systems in June 2003 and better management of construction projects. Building expenditures decreased as a result of completion of major projects last year.

Shaw Communications Inc.

The reduction in capital spending has not impaired customer growth as shown by the subscriber growth achieved during the quarter.

SUBSCRIBER STATISTICS

			Three months ended		Six months ended

	February 29,	August 31,		Change		Change
	2004	2003	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,073,699	2,051,919	(114)	—	21,780	1.1
Penetration as % of homes passed	68.1%	68.2%
Full cable service:
Tier I	1,652,600	1,639,187	(2,042)	(0.1)	13,413	0.8
Penetration as % of basic	79.7%	79.9%
Tier II	1,584,311	1,565,041	983	0.1	19,270	1.2
Penetration as % of basic	76.4%	76.3%
Tier III	1,435,593	1,398,450	10,770	0.8	37,143	2.7
Penetration as % of basic	69.2%	68.2%
Digital terminals	571,147	527,256	22,438	4.1	43,891	8.3
Digital customers(1)	494,290	462,860	15,778	3.3	31,430	6.8

INTERNET:
Connected and scheduled	969,565	886,220	35,305	3.8	83,345	9.4
Penetration as % of basic	46.8%	43.2%
Standalone Internet not included In basic cable	115,737	102,708	5,835	5.3	13,029	12.7

(1)	The August 31, 2003 digital customer count was restated to exclude customers with digital boxes who do not receive digital services.

Consistent with the second quarter of last year, basic cable subscribers remained relatively unchanged during the quarter and is reflective of seasonality in the business. Continued maintenance of the basic customer base is a significant accomplishment considering the entry of new competitors in the Winnipeg and Saskatoon market. Shaw continued its successful campaign of offering promotional analogue basic service packages to standalone Internet customers and other potential customers. The intent of the offer was to encourage these customers to develop viewing habits that recognize the value of a monthly cable subscription and to continue as customers at the end of the promotional period.

Despite increased anti-competitive pricing pressure from other Internet service providers, Shaw maintained a healthy rate of growth of its Internet customer base of 3.8% or 35,305 compared to 5.1% or 41,717 for the same quarter last year. To ensure continued growth in this highly competitive market, Shaw focused on delivering excellent customer care, which includes support 24/7/365, and management of its network to deliver a high-quality reliable service to its customers. Digital customer growth was 15,778 or 3.3% compared to 14,300 or 3.3% in the same quarter last year.

Shaw Communications Inc.

At the end of the second quarter, approximately 41.1% of Shaw customers subscribed to bundled services compared to 35.0% in the same quarter last year. The attractiveness of the bundled packages is enhanced by Shaw’s ability to offer services like VOD and new services such as HDTV. Shaw’s bundling strategy is a particularly effective customer retention tool for its digital customers as shown by the decline in churn rate.

	Three months ended		Six months ended

	February 29,	February 28,	February 29,	February 28,
Churn(1)	2004	2003	2004	2003

Digital customers(2)	3.5%	6.1%	7.3%	11.4%
Internet customers(2)	3.5%	5.2%	7.3%	9.7%

(1)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

(2)	Shaw first published churn statistics in the fourth quarter of 2003. A review of the data and methodology results in the fourth quarter churn for Internet and digital being 5.5% and 5.0% respectively. It should also be noted that any comparison of quarterly churn on a sequential basis could be impacted by seasonality and market programs.

COMBINED SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended

	February 29,	February 28,	Change	February 29,	February 28,	Change
	2004	2003	%	2004	2003	%

($000s Cdn)
Revenue (third party)	154,278	148,038	4.2	304,923	293,399	3.9

Operating income before amortization and restructuring charge(1)	35,608	20,079	77.3	68,500	38,397	78.4
Less:
Interest	11,773	17,563	(33.0)	23,909	36,032	(33.6)
Cash taxes on net income	137	186	(26.3)	312	461	(32.3)

Cash flow before capital expenditures	23,698	2,330	917.1	44,279	1,904	2,225.6

Capital expenditures and equipment subsidies:
Success based	24,450	35,184	(30.5)	55,007	76,146	(27.8)
Other	357	835	(57.2)	966	1,503	(35.7)

Total as per Note 2 to the Consolidated Financial Statements	24,807	36,019	(31.1)	55,973	77,649	(27.9)

Free cash flow(2)	(1,109)	(33,689)	96.7	(11,694)	(75,745)	84.6

(1)	Operating income before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Operating income before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other issuers.

(2)	Free cash flow is presented because it represents a company’s ability to repay debt. Free cash flow is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other issuers.

The Satellite division reached a significant milestone with the generation of positive free cash flow on a run rate basis during the quarter. The Satellite division was cash flow negative $1.1 million in the current quarter compared to negative $33.7 million in 2003. On a year to date

Shaw Communications Inc.

basis the division was cash flow negative $11.7 million compared to negative $75.7 million in the same period last year. The improvement resulted from improved economies of scale on a larger DTH subscriber base, rate increases, reduced success-based expenditures due to lower customer activations and reduced interest expense as a result of last year’s redemption of the US $150 million senior secured notes of Star Choice and this year’s repayment of the $250 million Cancom structured note.

DTH (Star Choice)

FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended

	February 29,	February 28,	Change	February 29,	February 28,	Change
	2004	2003	%	2004	2003	%

($000s Cdn)
Revenue (third party)(1)	130,989	122,762	6.7	258,973	242,049	7.0
Operating income before amortization	24,359	10,042	142.6	46,562	17,548	165.3
Operating margin	18.6%	8.2%	10.4	18.0%	7.2%	10.8

(1)	Includes equipment revenue on sale of DTH equipment of $7,655 [2003 – $12,168] and $16,489 [2003 – $25,402] for the quarter and year to date respectively.

Customer Statistics

			Three months ended		Six months ended
	February 29,	August 31,
	2004	2003	Growth	%	Growth	%

Star Choice customers(1)	814,053	808,526	6,483	0.8%	5,527	0.7%

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended		Six months ended

	February 29,	February 28,	February 29,	February 28,
Churn(2)	2004	2003	2004	2003

Star Choice customers	3.6%	4.1%	9.6%	9.6%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

HIGHLIGHTS FOR THE QUARTER

•	DTH resolved the customer service issues reported in the first quarter and as evidenced by the addition of 6,483 customers during quarter. DTH growth continues to face increased competition from cable and continued “black-market” theft of satellite programming.

•	Operating income before amortization at Star Choice was $24.4 million compared to $10.0 million in the second quarter of fiscal 2003.

•	Effective February 1, 2004, the monthly fee on most programming packages increased by $3. This should result in an expected revenue increase of approximately $2 million per month when fully implemented by the end of March 2004.

Shaw Communications Inc.

Revenue, excluding equipment sales, increased by 11.5% over the same quarter last year and 11.9% for the six-month period as a result of subscriber growth and rate increases. These factors, combined with the impact of cost reductions, increased focus on direct sales, continued cost savings from the conversion to Shaw’s billing system and decreased costs as a result of last year’s restructuring enabled Star Choice to generate operating income of $24.4 million in the current quarter compared to $10.0 million last year. On a year to date basis, operating income was $46.6 million compared to $17.5 million last year.

Satellite Services

FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended

	February 29,	February 28,	Change	February 29,	February 28,	Change
	2004	2003	%	2004	2003	%

($000’s Cdn)
Revenue (third party)	23,289	25,276	(7.9)	45,950	51,350	(10.5)
Operating income before amortization	11,249	10,037	12.1	21,938	20,849	5.2
Operating margin	48.3%	39.7%	8.6	47.7%	40.6%	7.1

Excluding the Business Television division sold effective March 21, 2003, revenue increased 5.2% and 2.6% over the same quarter and six months ended last year. The increase is due to increased Tracking and Uplink revenue. On the same basis, operating income before amortization increased 16.1% and 10.1% respectively due to increased revenue and due to lower costs as a result of various cost savings initiatives.

OTHER INCOME AND EXPENSE ITEMS:

Fixed Charges

	Three months ended			Six months ended

	February 29,	February 28,	Change	February 29,	February 28,	Change
	2004	2003	%	2004	2003	%

($000s Cdn)
Amortization —
Property, plant and equipment	99,268	105,102	(5.6)	202,816	212,780	(4.7)
Deferred charges	42,489	48,231	(11.9)	80,582	88,982	(9.4)

Total amortization	141,757	153,333	(7.5)	283,398	301,762	(6.1)
Amortization of deferred IRU revenue	(2,832)	(2,952)	(4.1)	(5,915)	(5,905)	0.2
Interest	55,189	66,165	(16.6)	111,326	133,460	(16.6)

Amortization on property, plant and equipment decreased over the comparative periods primarily due to the sale of the US cable systems. Amortization of deferred charges decreased over the comparative periods primarily due to lower amortization of deferred financing costs resulting from the repayment of the Big Pipe and Cancom bank facilities.

Amortization of deferred indefeasible right of use (“IRU”) revenue remained relatively unchanged.

Shaw Communications Inc.

Interest charges decreased over the same periods last year as a result of reduced consolidated debt levels which occurred primarily in the latter portion of 2003 when Shaw began generating positive free cash flow on a consolidated basis and on repayment of debt with the sale of the US cable systems on June 30, 2003. In addition, Shaw’s weighted average cost of borrowing decreased from 7.6% as at February 28, 2003 to 7.3% as at February 29, 2004 as a result of debt restructuring including the repayment of the US $150 million Senior unsecured notes of Star Choice, the $250 million Cancom structured notes, the Cancom credit facility and the Cancom subordinated credit facility.

Foreign exchange gain (loss) on unhedged and hedged long-term debt

Shaw records foreign exchange gains and losses on the translation of foreign denominated unhedged long-term debt, which at February 29, 2004 was comprised of US $54.4 million of bank debt. As a result of fluctuations of the Canadian dollar relative to the US dollar, the Company recorded a foreign exchange loss of $2.0 million for the quarter and a gain of $2.8 million for the six-months ended February 29, 2004. In the comparative quarter and six months ended, the foreign exchange gains of $16.8 million and $15.5 million resulted from the strengthening of the Canadian dollar relative to the US dollar on the translation of foreign denominated unhedged debt which included the Star Choice US $150 million Senior unsecured notes.

As required by generally accepted accounting principles (“GAAP”) long-term debt is required to be translated at the period-end and year-end foreign exchange rates. The resulting foreign exchange gains or losses on translating hedged long-term debt is included in deferred credits or deferred charges. As a result, the amount of hedged long-term debt that is reported under GAAP is often different than the final amounts that the hedged debt would be settled at under existing cross-currency interest rate agreements. As outlined in Note 3 to the Consolidated Financial Statements, if the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principle) long-term debt would increase by $186.4 million (2003 — $138.1 million) which represents the corresponding deferred foreign exchange gain included in deferred credits.

Debt restructuring costs

In November 2003, the Company issued $350 million of Senior unsecured notes at 7.5% and used the net proceeds to repay its $350 million credit facility due February 10, 2006. The Company incurred $2.4 million in debt restructuring costs in connection with the repayment comprised of approximately $1.0 million on the cancellation of a related interest rate hedge on the $350 million and approximately $1.4 million on the write-off of deferred financing charges on the credit facility. The debt restructuring resulted in the extension of Shaw’s credit horizon another 8 years on $350 million of debt at a fixed rate of 7.5%.

Shaw Communications Inc.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2003.

FINANCIAL POSITION

Overview

Total assets at February 29, 2004 were $7.5 billion compared to $7.6 billion at August 31, 2003. The following discussion describes the significant changes in the balance sheet since August 31, 2003.

Current assets decreased by $12.8 million principally due to a reduction in prepaids and other of $9.4 million resulting from the timing of payments of property taxes and prepaid interest and a decrease in cash and term deposits of $4.4 million.

Property, plant and equipment decreased by $97.5 million primarily resulting from current year amortization being in excess of capital expenditures.

Deferred charges decreased by $6.3 million resulting primarily from a net increase in equipment subsidies of $6.7 million.

Current liabilities, excluding the current portion of long term debt, decreased by $11.9 million primarily due to payment of significant capital expenditure accruals at August 31, 2003 and due to the payment of the litigation settlement described previously.

Long-term debt, including current portion, decreased by $121.4 million resulting from the net repayment of Shaw Communications Inc. and Cancom debt of $78.8 million and a decrease of $51.1 million relating to the translation of the U.S. denominated debt. This was offset by an increase in the Burrard Landing Lot 2 Holdings Partnership debt of $8.5 million.

Deferred credits increased by $44.9 million primarily from a $48.3 million increase in foreign exchange gains on the translation of hedged U.S. denominated debt which was offset by $5.9 million in amortization of prepaid IRU rental revenue. Future income taxes increased by $10.7 million due to the future income tax expense in the current year.

Share capital decreased by $19.9 million primarily as a result of the repurchase of 2,096,500 Class B Non-Voting Shares for cancellation.

LIQUIDITY AND CAPITAL RESOURCES

Last year, Shaw strengthened its financial position through the sale of non-strategic assets, including the sale of the US cable assets and through the generation of consolidated free cash flow of $96.8 million. Shaw continued its focus on strengthening its financial position with the generation of $148.8 million of free cash flow for the six months ended February 29, 2004. Shaw used its free cash flow to purchase $41.9 million of Class B Non-Voting Shares for cancellation, pay dividends on Class A and Class B Non-Voting Shares of $13.8 million, pay the

Shaw Communications Inc.

previously mentioned litigation fees of $6.5 million, pay financing costs and restructuring fees of $7.8 million and to repay net debt of Shaw Communications Inc. and Cancom of $78.8 million.

Shaw received approval from The Toronto Stock Exchange (“TSX”) to make a normal course issuer bid to purchase its Class B Non-Voting Shares for the period November 7, 2003 to November 6, 2004. Under the bid, Shaw is authorized to acquire up to 11,000,000 Class B Non-Voting Shares, representing approximately 5% of the issued and outstanding Class B Non-Voting Shares. The purchase and cancellation of outstanding Class B Non-Voting Shares under the bid may represent an opportunity to provide capital appreciation and market stability for the benefit of Shaw’s shareholders. Pursuant to the normal course issuer bid, during the quarter Shaw repurchased 1,003,000 of its Class B Non-Voting Shares for cancellation for $20.1 million for a year to date total of 2,096,500 Class B Non-Voting Shares for a total of $41.9 million.

The Company also improved its financial flexibility in 2004 through the continued reorganization of its debt. During the first quarter, Shaw issued $350 million in Senior unsecured notes at a rate of 7.5% due November 20, 2013. The net proceeds (after issue expenses and underwriting expenses) from the issuance of the notes were $343.1 million and were used to repay the $350 million credit facility due February 10, 2006. Shaw cancelled its interest rate hedge for the $350 million facility incurring costs of approximately $1.0 million. As a result of the debt restructuring, Shaw was able to extend $350 million of its credit horizon another 8 years at a fixed rate of 7.5%.

On December 15, 2003, Shaw repaid the $250 million Cancom Structured Note with $22 million in cash and the drawdown of its own credit facility. Shaw has access to approximately $0.9 billion of available credit facilities based on existing bank covenants and will have access to these facilities for the foreseeable future. Based on the existing business performance which generates positive free cash flow after meeting day-to-day operating expenses (including capital expenditures), access to available credit facilities and scheduled long-term debt repayments, Shaw expects to have sufficient liquidity to meet both current and foreseeable future commitments.

CASH FLOW

Operating Activities

	Three months ended			Six months ended

	February 29,	February 28,	Change	February 29,	February 28,	Change
	2004	2003	%	2004	2003	%

($000s Cdn)
Cash flow from operations	161,788	127,427	27.0	324,466	240,287	35.0
Net change in non-cash working capital balances related to operations	24,591	10,134	142.7	7,632	24,778	(69.2)

	186,379	137,561	35.5	332,098	265,065	25.3

Cash flow from operations increased primarily from strong growth in profitability in the Cable and DTH divisions and reduced interest expense. Cash flow from working capital increased in the quarter primarily due to timing of interest payments. Scheduled interest payments are more heavily weighted towards the first and third quarters, and were approximately $46.8 million higher in the first quarter versus the second quarter.

Shaw Communications Inc.

Investing Activities

	Three months ended			Six months ended

	February 29,	February 28,		February 29,	February 28,
	2004	2003	Increase	2004	2003	Decrease

($000s Cdn)
Cash flow used in investing activities	(85,661)	(76,964)	(8,697)	(193,500)	(214,872)	21,372

During the three months ended February 29, 2004 the principal use of cash was for capital expenditures, equipment subsidies and inventory amounting in total to $85.4 million (2003 — $73.2 million). In the six months ended February 29, 2004, the total cash outlay for these items was $186.4 million compared to $214.3 million in the same period last year.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended		Six months ended

	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003

(In $millions Cdn)
Repayment of $350 million credit facility	—	—	(350.0)	—
Repayment of $250 million Structured Note	(250.0)	—	(250.0)	—
Proceeds on $350 million Senior notes	—	—	350.0	—
Bank loans and bank indebtedness — net borrowings (repayments)	175.6	(74.0)	171.3	(52.1)
Repayment of Cancom credit facility	—	(324.0)	—	(324.0)
Proceeds on term loan	—	350.0	—	350.0
Purchase of Class B Non-Voting Shares for cancellation	(20.1)	—	(41.9)	—
Dividends and equity entitlements	(15.3)	(13.8)	(32.8)	(25.4)
Debt restructuring costs	—	—	(1.0)	—
Proceeds on prepayment of IRU	—	—	2.9	—
Increase in Partnership bank loans	4.2	3.6	8.5	3.6

	(105.6)	(58.2)	(143.0)	(47.9)

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general

Shaw Communications Inc.

economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for us predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS

	February 29,	August 31,
[thousands of Canadian dollars]	2004	2003

	(Unaudited)	(Audited)
		Restated- see note 1
ASSETS
Current
Cash and term deposits	16,391	20,753
Accounts receivable	143,660	143,920
Inventories	56,661	55,364
Prepaids and other	7,336	16,783

	224,048	236,820
Investments and other assets	49,814	49,415
Property, plant and equipment	2,318,169	2,415,662
Deferred charges	179,647	185,987
Intangibles
Broadcast licenses	4,627,880	4,627,728
Goodwill	78,948	78,948

	7,478,506	7,594,560

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	398,225	413,712
Income taxes payable	19,502	15,725
Unearned revenue	89,197	89,359
Current portion of long-term debt [note 3]	26,542	271,520

	533,466	790,316
Long-term debt [note 3]	2,769,162	2,645,548
Deferred credits	780,204	735,353
Future income taxes	938,975	928,277

	5,021,807	5,099,494

Shareholders’ equity
Share capital [note 4]	2,815,005	2,834,878
Contributed surplus	103	—
Deficit	(358,873)	(340,294)
Cumulative translation adjustment	464	482

	2,456,699	2,495,066

	7,478,506	7,594,560

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

	Three months ended		Six months ended

	February 29,	February 28,	February 29,	February 28,
[thousands of Canadian dollars except per share amounts]	2004	2003	2004	2003

	(Unaudited)		(Unaudited)
Revenue [note 2]	530,701	521,379	1,052,568	1,034,762
Operating, general and administrative expenses	305,837	321,128	602,041	645,462

Operating income before amortization [note 2]	224,864	200,251	450,527	389,300
Amortization of deferred charges and property, plant and equipment	(141,757)	(153,333)	(283,398)	(301,762)
Amortization of deferred IRU revenue	2,832	2,952	5,915	5,905

Operating income	85,939	49,870	173,044	93,443
Interest	(55,189)	(66,165)	(111,326)	(133,460)

	30,750	(16,295)	61,718	(40,017)
Gain on sale of investments	—	4	—	117
Gain on redemption of SHELS	—	44,179	—	44,179
Foreign exchange gain (loss) on unhedged long-term debt	(1,990)	16,786	2,842	15,501
Debt restructuring costs	—	—	(2,428)	—
Provision for loss on sale of assets	—	(53,800)	—	(53,800)
Other revenue (expense)	(573)	(802)	1,028	941

Income (loss) before income taxes	28,187	(9,928)	63,160	(33,079)
Income tax expense	11,010	8,352	26,135	3,659

Income (loss) before the following	17,177	(18,280)	37,025	(36,738)
Equity loss on investees	(91)	(1,467)	(10)	(1,994)

Net income (loss)	17,086	(19,747)	37,015	(38,732)
Deficit beginning of period	(348,342)	(269,865)	(340,294)	(240,737)
Reduction on Class B Non-Voting Shares purchased for cancellation	(10,468)	—	(21,834)	—
Dividends —
Class A and Class B Non-Voting Shares	(6,878)	(5,768)	(13,834)	(5,768)
Equity instruments (net of income taxes)	(10,271)	(9,908)	(19,926)	(20,051)

Deficit end of period	(358,873)	(305,288)	(358,873)	(305,288)

Loss per share [note 5]
Basic and diluted	0.03	(0.13)	0.07	(0.25)

[thousands of shares]
Weighted average participating shares outstanding during period	230,286	231,848	231,042	231,848
Participating shares outstanding, end of period	229,769	231,848	229,769	231,848

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended

	February 29,	February 28,	February 29,	February 28,
[thousands of Canadian dollars]	2004	2003	2004	2003

	(Unaudited)		(Unaudited)
OPERATING ACTIVITIES [note 6]
Cash flow from operations	161,788	127,427	324,466	240,287
Net change in non-cash working capital balances related to operations	24,591	10,134	7,632	24,778

	186,379	137,561	332,098	265,065

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(58,040)	(52,097)	(116,278)	(151,250)
Additions to equipment subsidies [note 2]	(29,435)	(48,391)	(64,297)	(93,602)
Net reduction (increase) to inventories	2,040	27,289	(5,790)	30,506
Cable systems acquisitions	—	(957)	(145)	(1,311)
Proceeds on sale of investments and other assets	318	(145)	625	4,127
Cost on redemption of SHELS	—	(430)	—	(430)
Acquisition of investments	(439)	(485)	(711)	(1,147)
Additions to deferred charges	(105)	(1,748)	(6,904)	(1,765)

	(85,661)	(76,964)	(193,500)	(214,872)

FINANCING ACTIVITIES
Decrease in bank indebtedness	—	(18,112)	—	(2,303)
Increase in long-term debt	204,706	387,657	606,966	473,849
Long-term debt repayments	(275,000)	(414,000)	(677,236)	(494,000)
Debt restructuring costs	—	—	(969)	—
Proceeds on prepayment of IRU	—	—	2,850	—
Purchase of Class B Non-Voting shares for cancellation	(20,055)	—	(41,872)	—
Issue of Class B Non-Voting Shares	165	—	165	—
Dividends paid —
Class A and Class B Non-Voting Shares	(6,878)	(5,768)	(13,834)	(5,768)
Equity instruments, net of current taxes	(8,485)	(8,023)	(19,023)	(19,629)

	(105,547)	(58,246)	(142,953)	(47,851)

Effect of currency translation on cash balances and cash flows	7	(122)	(7)	(113)

Increase (decrease) in cash	(4,822)	2,229	(4,362)	2,229
Cash, beginning of the period	21,213	—	20,753	—

Cash, end of the period	16,391	2,229	16,391	2,229

Cash includes cash and term deposits

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 29, 2004 and February 28, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

1.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2003.

The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted in the following changes.

Adoption of recent Canadian accounting pronouncements

     Stock-based compensation and other stock-based payments

Commencing September 1, 2003, the Company prospectively adopted the amended Canadian standard for stock-based compensation and other stock-based payments which now requires that all stock-based compensation awards be accounted for at fair value. No restatement of prior periods was required as a result of adoption of the amended standard.

Reclassification

During the quarter, the Company reclassified DTH customer premise equipment inventory sold to retailers not yet activated, net of related working capital, to deferred charges. Previously when inventory was sold to retailers at a subsidized price, the inventory item remained classified as inventory and the cash received on sale was recorded as unearned revenue. Upon activation, the inventory net of the cash received was transferred to deferred charges as an equipment subsidy and was deferred and amortized over two years. The Company reviewed the terms of its sales contracts with its retailers and believes the classification as a deferred charge is more appropriate as the risks and rewards of the inventory has passed to the retailer upon the sale. The Company has continued its policy of recording the sale of equipment upon activation of the subscriber service. In addition, the deferred equipment subsidy is deferred and amortized over two years when the subscriber service is activated. As a result in the change of accounting presentation, accounts receivable has increased by $3,197 (2003 — $2,922), inventory has decreased by $26,704 (2003 — $26,423), deferred charges has increased by $16,860 (2003 — $16,942) and unearned revenue has decreased by $6,647 (2003 — $6,559). There is no impact on earnings as a result of this change.

Recent Canadian accounting pronouncements

     Revenue arrangements with multiple deliverables

The Emerging Issues Committee (EIC) recently issued Abstract 142, “Revenue Arrangements with Multiple Deliverables”, which the Company must adopt either prospectively or retroactively with restatement beginning March 1, 2004. This Abstract is consistent with the U.S. standard with the same title, and addresses both when and how an arrangement involving multiple deliverables should be divided into separate units of accounting and how the arrangement’s consideration should be allocated among separate units. The Company has determined that in both its cable and satellite divisions that it has multiple deliverables of subscriber connection fee revenue, customer premise equipment revenue and related subscription revenue. The Company believes that the upfront fees charged to customers in respect of connection fees and customer premise equipment do not have standalone value to the customer as the service and equipment have no utility to the purchaser separate and independent of the subscription for video services. As a result, these multiple revenue streams must be assessed as an integrated package under the guidance of EIC 141 outlined below.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 29, 2004 and February 28, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

     Revenue recognition

Concurrent with EIC 142, the EIC issued Abstract 141, “Revenue Recognition”, which the Company must adopt either prospectively or retroactively with restatement beginning March 1, 2004. This Abstract was issued to summarize principles set forth in the SEC’s Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements. The Abstract provides general interpretative guidance on the application of CICA 3400, Revenue. The Company is still assessing the impact of adopting this Abstract.

     Generally accepted accounting principles

In June 2003, the CICA released Handbook Section 1100, “Generally Accepted Accounting Principles”. This Section establishes standards for financial reporting in accordance with Canadian GAAP, and describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The new standard specifies that industry practice does not constitute GAAP unless they are consistent with the primary source of GAAP. The new standard is effective on a prospective basis beginning September 1, 2004. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 29, 2004 and February 28, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

2.     BUSINESS SEGMENT INFORMATION

The Company provides cable television services, high-speed Internet access and Internet infrastructure services (Big Pipe) (“Cable”); DTH (Star Choice) satellite services; and, satellite distribution services. All of these operations are located in Canada except for two small cable television systems located in the United States which were sold effective June 30, 2003. Information on operations by segment is as follows:

Revenue and operating income before amortization

	Three months ended		Six months ended

	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
	$	$	$	$

Revenue
Cable	377,075	374,162	748,901	742,665
DTH	132,201	124,321	261,397	244,657
Satellite services	26,789	29,759	52,950	60,309

	536,065	528,242	1,063,248	1,047,631
Inter segment —
Cable	(652)	(821)	(1,256)	(1,302)
DTH	(1,212)	(1,559)	(2,424)	(2,608)
Satellite services	(3,500)	(4,483)	(7,000)	(8,959)

	530,701	521,379	1,052,568	1,034,762

Operating income before amortization
Cable	195,740	180,172	388,511	355,753
DTH	24,359	10,042	46,562	17,548
Satellite services	11,249	10,037	21,938	20,849
Litigation settlement	(6,484)	—	(6,484)	—
Satellite restructuring	—	—	—	(4,850)

	224,864	200,251	450,527	389,300

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 29, 2004 and February 28, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Capital expenditures

	Three months ended		Six months ended

	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
	$	$	$	$

Capital expenditures accrual basis
Cable	40,485	41,724	84,158	89,661
Corporate	6,198	7,565	12,702	15,730

Sub-total Cable including corporate	46,683	49,289	96,860	105,391

DTH	4,382	9,628	9,120	30,038
Satellite services	133	835	422	1,503

Sub-total Satellite	4,515	10,463	9,542	31,541

Total capital expenditures accrual basis	51,198	59,752	106,402	136,932
Change in working capital related to capital expenditures	6,842	(7,655)	9,876	14,318

Additions to property, plant and equipment per Consolidated Statements of Cash Flows	58,040	52,097	116,278	151,250

Equipment subsidies
Cable	9,143	22,835	17,866	47,494
Satellite	20,292	25,556	46,431	46,108

Additions to equipment subsidies per Consolidated Statements of Cash Flows	29,435	48,391	64,297	93,602

Free cash flow calculations:
Cable:
Capital expenditures on an accrual basis as above	46,683	49,289	96,860	105,391
Equipment subsidies as above	9,143	22,835	17,866	47,494
Less: Partnership capital expenditures(1)	(4,206)	(2,654)	(8,465)	(4,254)
Less: IRU prepayments(2)	(799)	—	(953)	—

Capital expenditures and equipment subsidies per free cash flow statement	50,821	69,470	105,308	148,631

Satellite:
Capital expenditures on an accrual basis as above	4,515	10,463	9,542	31,541
Equipment subsidies as above	20,292	25,556	46,431	46,108

Capital expenditures and equipment subsidies per free cash flow statement	24,807	36,019	55,973	77,649

(1)	Consolidated capital expenditures include the Company’s 38.3% proportionate share of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) capital expenditures which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2003 Consolidated Financial Statements). As the Partnership is financed by its own credit facility, this is a non-cash item for the Company for the purposes of calculating free cash flow.

(2)	The Company received prepayments in respect of its grant of an indefeasible right to use certain specifically identified fibres built during the period. These prepayments are recorded as deferred revenue and are amortized over the period of the related IRU. For the purposes of calculating free cash flow, these prepayments are presented as a reduction of cash required for capital expenditures.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 29, 2004 and February 28, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Assets

February 29, 2004

	Cable	DTH	Satellite services	Total
	$	$	$	$

Segment assets	5,759,137	946,454	537,568	7,243,159

Corporate assets				235,347

Total assets				7,478,506

August 31, 2003

	Cable	DTH	Satellite services	Total
	$	$	$	$

Segment assets	5,849,064	958,951	556,844	7,364,859

Corporate assets				229,701

Total assets				7,594,560

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 29, 2004 and February 28, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

3.     LONG-TERM DEBT

		February 29, 2004			August 31, 2003

	Effective interest rates	Translated at period end exchange	Adjustment hedged	Translated at hedged	Translated at year end exchange	Adjustment hedged	Translated at hedged
	%	rate	debt(1)	rate	rate	debt(1)	rate

		$	$	$	$	$	$
Corporate
Bank loans(2)	Fixed and variable	425,219	—	425,219	606,798	—	606,798
Senior notes —
Due April 11, 2005	7.05	275,000	—	275,000	275,000	—	275,000
Due October 17, 2007	7.40	300,000	—	300,000	300,000	—	300,000
US $440,000 due April 11, 2010	7.88	587,708	54,912	642,620	609,708	32,912	642,620
US $225,000 due April 6, 2011	7.68	300,532	55,306	355,838	311,783	44,055	355,838
US $300,000 due December 15, 2011	7.61	400,710	76,140	476,850	415,710	61,140	476,850
Due November 20, 2013(3)	7.50	350,000	—	350,000	—	—	—

		2,639,169	186,358	2,825,527	2,518,999	138,107	2,657,106

Cancom
Structured Note, due December 15, 2003(4)	7.00	—	—	—	250,000	—	250,000

Other subsidiaries and entities
Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	—	130,000	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership(5)	Variable	26,535	—	26,535	18,069	—	18,069

		156,535	—	156,535	148,069	—	148,069

Total consolidated debt		2,795,704	186,358	2,982,062	2,917,068	138,107	3,055,175
Less current portion(6)		26,542	—	26,542	271,520	—	271,520

		2,769,162	186,358	2,955,520	2,645,548	138,107	2,783,655

(1)	As required by GAAP, foreign denominated long-term debt is to be translated at the period-end and year-end rates and the resulting exchange gains and losses on translating hedged long-term debt are included in deferred charges or deferred credits. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principle), long-term debt would increase by $186,358 (2003 — $138,107) representing the amount of the corresponding deferred foreign exchange gain included in deferred credits. The hedged rates on the Senior notes of US $440 million, US $225 million and US $300 million are 1.4605, 1.5815 and 1.5895 respectively.

(2)	Availabilities under banking facilities are as follows at February 29, 2004:

	Total	Operating	Revolving	Term *
	$	$	$	$

Total facilities	1,354,219	60,000	1,092,500	201,719
Amount drawn (excluding letters of credit of $2,351)	425,219	—	223,500	201,719

	929,000	60,000	869,000	—

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 29, 2004 and February 28, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

The amount available under the revolving facility amortizes such that the facility expires April 30, 2007 as follows:

Date	Amount Available

April 30, 2004	1,035,000
October 31, 2004	948,750
April 30, 2005	862,500
October 31, 2005	718,750
April 30, 2006	575,000
October 31, 2006	287,500
April 30, 2007	—

*	Amortizes on the same basis as the revolving facility.

(3)	On November 20, 2003 the Company issued $350 million of senior notes at a rate of 7.50%. The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(4)	The structured note was repaid on December 15, 2003 with cash and the drawdown of bank loans.

(5)	Effective November 3, 2003, the Partnership entered into an interest rate hedge to fix the interest rate at 5.125% plus a stamping fee on $58 million of the loan until October 1, 2004.

(6)	Current portion of long-term debt includes the current portion of the term facilities.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 29, 2004 and February 28, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

4.     SHARE CAPITAL

Issued and outstanding

			February 29,	August 31,
			2004	2003

Number of Securities			$	$

February 29,	August 31,
2004	2003

11,359,932	11,360,432	Class A Shares	2,490	2,491
218,409,092	220,496,092	Class B Non-Voting Shares	2,087,592	2,107,464

229,769,024	231,856,524		2,090,082	2,109,955

		EQUITY INSTRUMENTS COPrS —
5,700,000	5,700,000	8.45% Series A US $142.5 million due Sept. 30, 2046	192,871	192,871
100,000	100,000	8.54% Series B Cdn $100 million due Sept. 30, 2027	98,467	98,467
6,900,000	6,900,000	8.50% Series US $172.5 million due Sept. 30, 2097	252,525	252,525
6,000,000	6,000,000	8.875% Series Cdn $150 million due Sept. 28, 2049	147,202	147,202

			691,065	691,065

		Zero Coupon Loan — US $22.8 million	33,858	33,858

			2,815,005	2,834,878

On March 31, 2004, 3,737,780 Class B Non-Voting Shares of the Company were issued in respect of the Monarch acquisition described in Note 8 to the Consolidated Financial Statements.

Purchase of shares for cancellation

In the six months ended the Company purchased 2,096,500 Class B Non-Voting Shares for cancellation for $41,872, of which $20,038 reduced the stated capital of the Class B Non-Voting Shares and $21,834 increased the deficit.

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than their fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 29, 2004 and February 28, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

The changes in options are as follows:

	Six months ended

	February 29, 2004		February 28, 2003

		Weighted average		Weighted average
		exercise price		exercise price
	Shares	$	Shares	$

Outstanding at beginning of period	7,607,500	32.58	8,303,000	32.58
Granted	654,750	32.39	583,000	32.62
Forfeited	(493,500)	32.72	(879,000)	32.66

Outstanding at end of period	7,768,750	32.55	8,007,000	32.58

The following table summarizes information about the options outstanding at February 29, 2004:

	Number	Weighted average		Number exercisable
	outstanding at	remaining	Weighted average	at February 29,	Weighted average
Range of Prices	February 29, 2004	contractual life	exercise price	2004	exercise price

$17.37	10,000	9.7	17.37	—	—
$29.70 - $34.70	7,758,750	7.2	32.55	4,437,402	32.38

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income (loss) and earnings (loss) per share would have been reported as the pro forma amounts indicated below:

	Three months ended		Six months ended

	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003

Net income (loss) for the period	17,086	(19,747)	37,015	(38,732)
Pro forma income (loss) for the period	12,912	(24,914)	28,667	(49,067)
Pro forma earnings (loss) per share	0.01	(0.15)	0.04	(0.30)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 29, 2004 and February 28, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

The weighted average estimated fair value at the date of the grant for common share options granted was $2.20 per option [2003 — $2.38 per option] and $1.89 per option [2003 $1.75 per option] for the quarter and year to date respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended		Six months ended

	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003

Dividend yield	1.01%	0.31%	0.85%	0.27%
Risk-free interest rate	3.72%	2.87%	3.77%	3.00%
Expected life of options	4 years	4 years	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	40.6%	44.5%	39.0%	44.5%

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Other stock options

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of a Shaw Class B Non-Voting Shares in lieu of one Cancom share which would be received upon the exercise of a Cancom option under the Cancom option plan.

At February 29, 2004 there were 68,002 Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $12.37. The weighted average remaining contractual life of the Cancom options is 3.5 years. At February 29, 2004, 63,002 Cancom options were exercisable into 56,702 Class B Non-Voting Shares of the Company at a weighted average price of $12.78 per Class B Non-Voting Share.

Warrants

Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a distributor and dealer warrant plan to grant Cancom warrants to acquire Cancom shares at a price of $22.50 per Cancom common share. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plans had no impact on the earnings of the Company.

A total of 248,205 warrants remain under the plan and vest evenly over a four year period. At February 29, 2004, 181,641 warrants had vested.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 29, 2004 and February 28, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

5.     EARNINGS (LOSS) PER SHARE

Earnings (loss) per share calculations are as follows:

	Three months ended		Six months ended

	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003

Net income (loss)	17,086	(19,747)	37,015	(38,732)
Equity entitlements, net of tax	(10,271)	(9,908)	(19,926)	(20,051)

	6,815	(29,655)	17,089	(58,783)

Earnings (loss) per share – basic and diluted	0.03	(0.13)	0.07	(0.25)

Weighted average number of Class A and B Non-Voting Shares used as denominator in above calculations (thousands of shares)	230,286	231,848	231,042	231,848

Class B Non-Voting Shares issuable under the terms of the Company’s stock option plans and outstanding warrants are anti-dilutive (increase earnings per share or decrease loss per share) and are therefore not included in calculating diluted earnings (loss) per share.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 29, 2004 and February 28, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

6.     STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Cash flow from operations

	Three months ended		Six months ended

	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
	$	$	$	$

Net income (loss)	17,086	(19,747)	37,015	(38,732)
Non-cash items:
Amortization of deferred charges and property, plant and equipment	141,757	153,333	283,398	301,762
Amortization of deferred IRU revenue	(2,832)	(2,952)	(5,915)	(5,905)
Future income taxes expense (recovery)	3,765	(284)	10,463	(14,471)
Gain on sale of investments	—	(4)	—	(117)
Gain on redemption of SHELS	—	(44,179)	—	(44,179)
Foreign exchange loss (gain) on unhedged long-term debt	1,990	(16,786)	(2,842)	(15,501)
Provision for loss on sale of U.S. assets	—	53,800	—	53,800
Equity loss on investees	91	1,467	10	1,994
Debt restructuring costs	—	—	2,428	—
Stock option expense	77	—	103	—
Other	(146)	2,779	(194)	1,636

Cash flow from operations	161,788	127,427	324,466	240,287

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended		Six months ended

	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
	$	$	$	$

Accounts receivable	(883)	4,768	276	21,040
Prepaids and other	1,029	5,456	9,453	9,450
Accounts payable and accrued liabilities	17,324	(14,548)	(6,445)	(19,378)
Income taxes payable	3,361	1,890	4,525	2,457
Unearned revenue	3,760	12,568	(177)	11,209

	24,591	10,134	7,632	24,778

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 29, 2004 and February 28, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

(iii)	Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	Three months ended		Six months ended

	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
	$	$	$	$

Interest	29,279	50,383	105,340	132,644
Income taxes	(478)	1,635	333	3,169

7.     UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

	Three months ended		Six months ended

	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
	$	$	$	$

Net income (loss) using Canadian GAAP	17,086	(19,747)	37,015	(38,732)
Add (deduct) adjustments for:
Deferred charges(2)	13,127	(7,230)	8,318	(20,089)
Foreign exchange gains (losses)(3)	(11,528)	25,516	15,750	23,562
Equity in loss of investees(4)	—	1,527	—	1,764
Entitlements on equity instruments(8)	(15,562)	(16,243)	(31,134)	(32,871)
Income tax effect of adjustments	2,641	4,267	5,379	15,689

Net income (loss) using U.S. GAAP	5,764	(11,910)	35,328	(50,677)

Unrealized foreign exchange gain (loss) on translation of self-sustaining foreign operations	18	(8,141)	(18)	(7,608)
Unrealized gains on available-for-sale securities, net of tax(7)
Unrealized holding gains (losses) arising during the period	2,277	(2,263)	3,463	(735)
Less: reclassification adjustments for gains included in net income	—	(36,578)	—	(36,671)

	2,295	(46,982)	3,445	(45,014)
Adjustment to fair value of derivatives(9)	25,539	(41,172)	(51,670)	(42,719)
Foreign exchange gain (losses) on hedged long-term debt(10)	(28,962)	64,095	39,565	59,189

	(1,128)	(24,059)	(8,660)	(28,544)

Comprehensive income (loss) using U.S. GAAP	4,636	(35,969)	26,668	(79,221)

Earnings (loss) per share using U.S. GAAP	0.03	(0.05)	0.15	(0.22)
Comprehensive earnings (loss) per share using U.S. GAAP	0.02	(0.16)	0.12	(0.34)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 29, 2004 and February 28, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Balance sheet items using U.S. GAAP

	February 29,		August 31,
	2004		2003

	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets(7)	49,814	78,240	49,415	74,758
Deferred charges(2)(10)(11)	179,647	72,021	185,987	70,044
Broadcast licenses(1)(5)(6)	4,627,880	4,602,646	4,627,728	4,602,494
Accounts payable and accrued liabilities(11)	398,225	429,213	413,712	444,700
Deferred credits(10)	780,204	593,847	735,353	597,246
Derivative instrument liability(9)	—	232,466	—	168,757
Future income taxes	938,975	899,192	928,277	885,259
Long-term debt(8)	2,769,162	3,470,408	2,645,548	3,363,685
Shareholders’ equity	2,456,699	1,613,705	2,495,066	1,642,475

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	February 29,	August 31,
	2004	2003
	$	$

Shareholders’ equity using Canadian GAAP	2,456,699	2,495,066
Amortization of intangible assets(1)	(123,542)	(123,542)
Deferred charges(2)	(39,549)	(44,973)
Equity in loss of investees(4)	(36,202)	(36,202)
Gain on sale of subsidiary(5)	13,822	13,822
Gain on sale of cable television systems(6)	47,501	47,501
Equity instruments(8)	(695,790)	(709,540)
Accumulated other comprehensive income (loss)	(8,770)	825
Cumulative translation adjustment	(464)	(482)

Shareholders’ equity using U.S. GAAP	1,613,705	1,642,475

Included in shareholders’ equity is accumulated other comprehensive income, which refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income (loss) is comprised of the following:

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 29, 2004 and February 28, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

	February 29,	August 31,
	2004	2003
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	464	482
Unrealized gains on investments(7)	23,249	20,721
Fair value of derivatives(9)	(183,368)	(131,698)
Foreign exchange gains on hedged long-term debt(10)	152,813	113,248
Minimum liability for pension plan(11)	(1,928)	(1,928)

	(8,770)	825

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the consolidated financial statements are as follows:

(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.

(2)	US GAAP requires all costs associated with launch and start-up activities and equipment subsidies to be expensed as incurred instead of being deferred and amortized.

(3)	US GAAP requires exchange gains (losses) on translation of equity instruments treated as debt as described in item 8 below, to be included in income or expense.

(4)	Equity in loss of investees have been adjusted to reflect US GAAP.

(5)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.

(6)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.

(7)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(8)	US GAAP treats equity instruments classified as equity under Canadian GAAP as debt and the related interest as an expense rather than a dividend.

(9)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income. Under Canadian GAAP, derivatives are not recognized in the balance sheet.

(10)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in comprehensive income (loss) for US GAAP.

(11)	The Company’s new unfunded non-contributory defined benefit pension plan for certain of its senior executives has an accumulated benefit obligation of $40,667. Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income, net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

8. SUBSEQUENT EVENTS

Effective March 31, 2004, the Company completed the purchase of certain cable systems of Monarch Cablesystems Ltd. for approximately $90 million including approximately $25 million in cash and $65 million through the issuance of 3,737,780 Class B Non-Voting Shares of Shaw valued at $17.39 per share.